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                                 FILING PURSUANT TO RULE 425 OF THE
                                 SECURITIES ACT OF 1933, AS AMENDED

                                 FILER: NORTHROP GRUMMAN CORPORATION

                                 SUBJECT COMPANY: TRW INC. (NO 1-2384)

                                 FILING: REGISTRATION STATEMENT ON FORM S-4
                                         (REGISTRATION NO. 333-83672)

                                 Contact: Frank Moore (Media) (310) 201-3335
                                          Gaston Kent (Investors) (310) 201-3423



For Immediate Release

NORTHROP GRUMMAN INCREASES OFFER FOR TRW TO $53
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Amended Offer to Expire May 3, 2002

Los Angeles -- April 14, 2002 -- Northrop Grumman Corporation (NYSE: NOC) announced today that it is amending its offer for TRW Inc. (NYSE: TRW) to $53 per share in value of Northrop Grumman common stock for each share of TRW. The company also said it is extending its pending exchange offer to May 3, 2002 at midnight EDT.

     Kent Kresa, Northrop Grumman chairman and chief executive officer, stated, "We are increasing our offer for TRW due to improving economic conditions which drive TRW's end markets and continuing positive developments in the defense industry. We strongly encourage TRW shareholders to send a strong message to their board of directors in favor of inviting us to conduct due diligence. If the TRW board continues to deny us access, this offer will not proceed."

     Each share of TRW common stock may be exchanged for a number of shares of common stock of Northrop Grumman equal to $53. The exact exchange ratio will be determined by dividing the average of the closing price of Northrop Grumman common stock for the five consecutive trading days ending immediately prior to the second trading day period to the expiration of the offer, but in no event will the number of Northrop Grumman shares exchanged be more

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than 0.4690 ($53/$113) or less than 0.4309 ($53/$123). Each share of TRW's
Cumulative Serial Preference Stock II, $4.40 Convertible Series 1; and Cumulative Serial Preference Stock II, $4.50 Convertible Series 3 may be exchanged for a number of Northrop Grumman shares equal to the exchange rate described above multiplied by the effective conversion rate for the shares of preference stock. The amended offer is expressly subject to the condition that Northrop Grumman has the opportunity to conduct a due diligence investigation of non-public information concerning TRW, and its satisfaction with the information provided.

     Prior to the amendment, approximately 1,980,244 shares of TRW common stock; 1,150 shares of Cumulative Serial Preference Stock II, $4.40 Convertible Series 1; and 2,630 shares of Cumulative Serial Preference Stock II, $4.50 Convertible Series 3 had been tendered to Northrop Grumman as of 5:00 p.m. EDT on April 12, 2002. The tendered shares are subject to validation by TRW's transfer agent.

     NORTHROP GRUMMAN IS FILING AMENDMENTS TO ITS REGISTRATION STATEMENT AND SCHEDULE T.O. WITH THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE AMENDED OFFER TO EXCHANGE, WHICH CONTAIN IMPORTANT INFORMATION. TRW SHAREHOLDERS SHOULD READ THESE DOCUMENTS, COPIES OF WHICH MAY BE OBTAINED WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV. COPIES OF THE
                                                    -----------
OFFERING MATERIAL MAY ALSO BE OBTAINED FROM D.F. KING AND CO., INC. THE INFORMATION AGENT FOR THE OFFER TO EXCHANGE, AT 800 755-7250.

Background

     On February 22, Northrop Grumman announced its proposal to acquire TRW at $47 per share of Northrop Grumman common stock. TRW shareholders

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will vote for authorization of the acquisition of TRW shares by Northrop
Grumman at the special meeting on April 22 and for Northrop Grumman's resolutions at the annual meeting on April 24, 2002.

     Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on April 22, 2002 and the 2002 Annual Meeting of TRW Inc. Shareholders to be held on April 24, 2002. Northrop Grumman's proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.

Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman's offer to exchange, at 800-755-7250.

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